Exhibit 99.7

FORM 51-101F3

Report of Management and Directors
 on Reserves Data and Other Information

Management of Oromin Explorations Ltd. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. The Company has no proven and probable reserves and therefore no related estimated future net revenues from reserves.

Management has prepared the annual information form of the Company disclosing information required by Form 51-101F1, Item 6.2 Properties with No Attributed Reserves.

The board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved:

(a) the content and filing with securities regulatory authorities of its annual information form containing information on the the Company’s unproved property and other oil and gas information;

(b) the content and filing of this report.

Signed: “Chet Idziszek”
Chet Idziszek, President and CEO

Signed: “Ian Brown"
Ian Brown, Chief Financial Officer

Signed; “Nell Dragovan"
Nell Dragovan, Director

Signed: “James Stewart”
James Stewart, Director

May 27, 2010